J Sainsbury plc

82-913

J Sainsbury plc received notification on 20 April 2006 that Brandes Investment Partners L.L.C. and its affiliates have decreased their reportable interest in the Company.

As a result their reportable interest is now 11.9 per cent instead of 12.0 per cent previously reported.

End

SUPPL

06013084

dlw 5/3